Benjamin T. Sporn
         General Counsel
         Nutrition 21, Inc.
         4 Manhattanville Road
         Purchase, NY 10577
         (914) 701-4500

          April 11, 2005

          By Edgar "CORRESP"

          Jeffrey P. Riedler
          Albert Lee
          Securities and Exchange Commission
          Washington, DC 20549

          Re:     Nutrition 21, Inc. (the "Company")
                  S-3/A Filing on April 4, 2005
                  Registration Statement No. 333-122880

          Dear Mr. Riedler and Mr. Lee,


         Nutrition 21, Inc. hereby requests acceleration of its above-referenced registration statement on Form S-3/A so that it may become effective at 3:00 PM, April 11, 2005 or as soon thereafter as is practicable. Telephone confirmation of the effectiveness to our counsel, Oscar Folger, at (212) 697-6464, would be greatly appreciated.


         The Company acknowledges the following:

            1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,

                                   /s/ Benjamin T. Sporn
                                   --------------------------------------------
                                   By: Benjamin T. Sporn
                                   Vice President, General Counsel & Secretary

         Copy to: Oscar Folger, Esq.